UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Partners with Orange Wholesale France

Further strengthens global network access and European connectivity coverage

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 19, 2022--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced its new partnership with Orange Wholesale France, further bolstering its access to global networks and connectivity coverage across Europe.

Sierra Wireless first entered a partnership with Orange Wholesale France in 2021 to enhance connectivity to its IoT customers. Since then, it has further reinforced its Smart Connectivity services pan European coverage on its one Global SIM, made available in multiple form factors as well as through the eSIM enabled Ready-to-Connect modules.

“Our Smart Connectivity service offers resilient coverage, maximizes uptime, and provides seamless expansion into new markets with access to over 600 partner networks in over 190 countries,” said Phil Brace, President and CEO, Sierra Wireless. “This partnership with Orange not only expands our Pan EU footprint, but also extends global access to the best networks in terms of speed, coverage, and a wide range of radio access technologies including LPWA. We are thrilled to partner with Orange to continue delivering the best connectivity options for our customers.”

Access to a wide range of radio technologies including LPWA and LTE allows customers with the new offer to enable a variety of use cases regardless of data usage: from low to mid-range in the payment and vending and EV charging segments, to high LTE usage for streaming video and surveillance, all on one global SIM.

“Orange is excited to partner with Sierra Wireless, a world leading IoT Solutions provider”, said Bénédicte Javelot, Orange Wholesale France CEO. “Together, we help our customers to deliver world-class innovative and resilient IoT solutions for applications with global coverage and high performance.”

For more information, visit: https://www.sierrawireless.com/products-and-solutions/iot-connectivity/smart-connectivity/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. A further discussion of the risks and uncertainties facing Sierra Wireless are discussed in its Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in Sierra Wireless’ other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized. Except as may be required by applicable securities laws, Sierra Wireless assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: April 19, 2022